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July 23, 2013

VIA EDGAR & BY HAND

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Ms. Pamela Long – Assistant Director

Re:	Registration Statement on Form S-4 (File No. 333-188713)

Dear Ms. Long:

On behalf of Revlon Consumer Products Corporation, a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on June 25, 2013.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 9, 2013 (the “Comment Letter”).

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the

Ms. Pamela Long

Securities and Exchange Commission

July 23, 2013

Page - 2 -

Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

General

1. We note your revisions in response to comment one of our letter dated June 14, 2013. Please further revise your disclosure, wherever you describe the guarantees throughout this prospectus, to state that your guarantor subsidiaries are 100% owned as opposed to “wholly owned,” to the extent accurate. See Rule 3-10(h)(1) of Regulation S-X. See also SEC Release No. 33-7878.

The Company has revised the disclosure on the cover page of the prospectus, and pages 11 and 103, to indicate that the Company’s subsidiaries guaranteeing the New Notes are each 100% owned, directly or indirectly.

Conditions to the Exchange Offer, page 100

2. We reissue comment seven of our letter dated June 14, 2013. Please note that all offer conditions, except for those related to government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please remove the language stating that you are not required to accept Old Notes if the events described in paragraphs (a) through (c) occur prior to acceptance of the Old Notes.

The Company has revised the disclosure on page 100 of the prospectus to indicate that the occurrence of any of the events specified under the caption “Conditions to the Exchange Offer” may result in the Company’s termination or amendment of the Exchange Offer, if they occur prior to the expiration of the Exchange Offer.

Future Subsidiary Guarantors; Releases of Subsidiary Guarantees, page 127

3. We have reviewed your response to comment eight of our letter dated June 14, 2013. We continue to believe that the guarantees are not full and unconditional due to the release provisions in Sections 10.04(2), 10.04(8) and 10.04(9) of the Indenture and therefore you may not rely upon Rule 3-10 of Regulation S-X. Please revise the registration statement to comply with the financial statement requirements of Regulation S-X.

The Company, the Guarantors and the Trustee have subsequently entered into a First Supplemental Indenture, dated as of July 23, 2013 (filed as Exhibit 4.19.1 to the Registration Statement), amending the Indenture to delete the release provisions in Sections 10.04(2), 10.04(8) and 10.04(9) of the Indenture. As a result of this amendment, the Indenture no longer contains any of the release conditions, the inclusion of which the Staff determined would render the guarantees not to be full and unconditional. Therefore, the Guarantors should be permitted to avail themselves of Rule 3-10 of Regulation S-X.

Ms. Pamela Long

Securities and Exchange Commission

July 23, 2013

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Please telephone the undersigned at (212) 735-3497 if you have any questions or need any additional information.

Very truly yours,

/s/ Stacy J. Kanter

Stacy J. Kanter

cc:	Lauren Goldberg

Revlon Consumer Products Corporation